UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)*

Under the Securities Exchange Act of 1934

THE WILLIAMS COMPANIES, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

969457100

(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Eric W. Mandelblatt

Soroban Capital Partners LLC

444 Madison Avenue, 21st Floor

New York, New York 10022

(212) 314-1300

COPIES TO:

Jeffrey Kochian, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 11 Pages

CUSIP No. 969457100	Page 2 of 11 Pages

1	Names of Reporting Persons CORVEX MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 41,682,960*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 41,682,960*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,682,960*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.39*†%
14	Type of Reporting Person (See Instructions) PN; IA

*	See Items 5 and 6.
†	Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled options disclosed in Item 6 referencing an additional 5,394,000 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 68,076,960 share equivalents representing 9.11% of the outstanding shares. The percentages calculated herein are based on a total of 747,462,634 Shares outstanding as of October 27, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on October 30, 2014.

CUSIP No. 969457100	Page 3 of 11 Pages

1	Names of Reporting Persons KEITH MEISTER
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 41,682,960*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 41,682,960*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,682,960*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐
13	Percent of Class Represented By Amount in Row (11) 8.39*†%
14	Type of Reporting Person (See Instructions) IN; HC

*	See Items 5 and 6.
†	Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled options disclosed in Item 6 referencing an additional 5,394,000 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 68,076,960 share equivalents representing 9.11% of the outstanding shares. The percentages calculated herein are based on a total of 747,462,634 Shares outstanding as of October 27, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on October 30, 2014.

CUSIP No. 969457100	Page 4 of 11 Pages

1	Names of Reporting Persons SOROBAN MASTER FUND LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,682,960*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.39*†%
14	Type of Reporting Person (See Instructions) PN

*	See Items 5 and 6.
†	Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled options disclosed in Item 6 referencing an additional 5,394,000 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 68,076,960 share equivalents representing 9.11% of the outstanding shares. The percentages calculated herein are based on a total of 747,462,634 Shares outstanding as of October 27, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on October 30, 2014.

CUSIP No. 969457100	Page 5 of 11 Pages

1	Names of Reporting Persons SOROBAN CAPITAL GP LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,682,960*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.39*†%
14	Type of Reporting Person (See Instructions) OO

*	See Items 5 and 6.
†	Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled options disclosed in Item 6 referencing an additional 5,394,000 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 68,076,960 share equivalents representing 9.11% of the outstanding shares. The percentages calculated herein are based on a total of 747,462,634 Shares outstanding as of October 27, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on October 30, 2014.

CUSIP No. 969457100	Page 6 of 11 Pages

1	Names of Reporting Persons SOROBAN CAPITAL PARTNERS LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,682,960*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.39*†%
14	Type of Reporting Person (See Instructions) OO, IA

*	See Items 5 and 6.
†	Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled options disclosed in Item 6 referencing an additional 5,394,000 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 68,076,960 share equivalents representing 9.11% of the outstanding shares. The percentages calculated herein are based on a total of 747,462,634 Shares outstanding as of October 27, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on October 30, 2014.

CUSIP No. 969457100	Page 7 of 11 Pages

1	Names of Reporting Persons ERIC W. MANDELBLATT
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,682,960*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.39*†%
14	Type of Reporting Person (See Instructions) HC, IN

*	See Items 5 and 6.
†	Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled options disclosed in Item 6 referencing an additional 5,394,000 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 68,076,960 share equivalents representing 9.11% of the outstanding shares. The percentages calculated herein are based on a total of 747,462,634 Shares outstanding as of October 27, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on October 30, 2014.

CUSIP No. 969457100	Page 8 of 11 Pages

This Amendment No. 6 supplements the information set forth in the Schedule 13D filed by Corvex Management LP, Keith Meister, Soroban Master Fund LP, Soroban Capital Partners LLC, and Eric W. Mandelblatt with the United States Securities and Exchange Commission on December 16, 2013, as amended from time to time (as amended, the “Schedule 13D”) relating to the shares of Common Stock, par value $1.00 per share (the “Shares”) of The Williams Companies, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 2.	Identity and Background.

This statement on Schedule 13D is filed jointly by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(a) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Corvex Persons”). This statement relates to Shares held for the account of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP, a Cayman Islands limited partnership, the general partner of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is controlled by Mr. Meister. The principal business address of each of Corvex and Mr. Meister is 712 Fifth Avenue, 23rd Floor, New York, NY 10019.

(b) Soroban Master Fund LP, a Cayman Islands exempted limited partnership (“SMF Fund”), Soroban Capital GP LLC, a Delaware limited liability company (“SCGP LLC”), Soroban Capital Partners LLC, a Delaware limited liability company (“SCP LLC”), and Eric W. Mandelblatt, a U.S. citizen (collectively, the “Soroban Persons”). This statement relates to Shares held for the account of SMF Fund, a private investment fund for which SCP LLC acts as investment manager. SCGP LLC is the general partner of SMF Fund and is controlled by Mr. Mandelblatt through his role as Managing Partner of SCGP LLC. SCP LLC is controlled by Mr. Mandelblatt through his role as Managing Partner of SCP LLC. The principal business address of SMF Fund is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman KY1-1103, Cayman Islands and the principal business address of SCGP LLC, SCP LLC and Mr. Mandelblatt is 444 Madison Avenue, 21st Floor, New York, NY 10022. A joint filing agreement of the Corvex Persons and the Soroban Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information contained herein concerning each Corvex Person has been provided by each such Corvex Person and the Soroban Persons assume no responsibility for such information. Information contained herein concerning each Soroban Person has been provided by each such Soroban Person and the Corvex Persons assume no responsibility for such information.

CUSIP No. 969457100	Page 9 of 11 Pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The Corvex Persons may be deemed to be the beneficial owner of 41,682,960 Shares, which collectively represent approximately 5.58% of the Issuer’s outstanding Shares. Corvex may be deemed to have sole power to vote and sole power to dispose of 41,682,960 Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

The Soroban Persons may be deemed to be the beneficial owner of 21,000,000 Shares, which represent approximately 2.81% of the Issuer’s outstanding Shares. Each of the Soroban Persons may be deemed to have shared power to vote and dispose of such Shares.

The aggregate Shares reported as beneficially owned by the Corvex Persons and the Soroban Persons is 62,682,960 Shares, which collectively represent approximately 8.39% of the Issuer’s outstanding Shares. The aggregate beneficial and economic ownership interest held by the Reporting Persons (including the instruments referred to in Item 6) represents 68,076,960 Shares and Share equivalents, or approximately 9.11% of the outstanding Shares.

The percentages calculated in the immediately foregoing paragraph and in the paragraphs above are calculated based on a total of 747,462,634 Shares outstanding as of October 27, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on October 30, 2014.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D except to the extent expressly noted herein.

(c) There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves.

The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

The limited partners of (or investors in) each of the private investment funds for which SCP LLC or its affiliates acts as general partner, managing member and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests, limited liability company interests or investment percentages in their respective funds.

(e) Not applicable.

CUSIP No. 969457100	Page 10 of 11 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of the Schedule 13D are incorporated herein by reference.

Pursuant to the Agreement, dated February 25, 2014, previously described in the amendment to the Schedule 13D filed with the SEC on February 25, 2014 and attached as Exhibit 4 thereto, the Issuer has (i) increased the size of the Issuer’s board of directors (the “Board”) from twelve to thirteen members, and (ii) appointed Mr. Meister to the Board, effective as of November 18, 2014, to fill the resulting vacancy.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1—Agreement by and among Corvex Management LP, Keith Meister, Soroban Master Fund LP, Soroban Capital GP LLC, Soroban Capital Partners LLC, and Eric W. Mandelblatt to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

CUSIP No. 969457100	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 19, 2014	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: November 19, 2014	KEITH MEISTER

	By:	/s/ Keith Meister

Date: November 19, 2014	SOROBAN MASTER FUND LP

	By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Authorized Signatory of its Investment Manager

Date: November 19, 2014	SOROBAN CAPITAL GP LLC

	By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Managing Partner

Date: November 19, 2014	SOROBAN CAPITAL PARTNERS LLC

	By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Managing Partner

Date: November 19, 2014	ERIC W. MANDELBLATT

	By:	/s/ Eric W. Mandelblatt